FundX Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

August 24, 2023

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Number: 333-273993

To the Commission:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the Trust’s registration statement on Form N-14 (the “Registration Statement”), which was filed for the purpose of converting the existing series, the FundX Conservative Upgrader Fund, to an ETF to be named the FundX Conservative ETF, and the existing series, the FundX Flexible Income Fund, to an ETF to be named the FundX Flexible ETF.
The Trust is withdrawing the Registration Statement because it was filed on EDGAR using the incorrect acquiring and target fund series and class IDs. The Trust will subsequently file a new registration statement on Form N-14 using the correct acquiring and target fund series and class IDs.
The Registration Statement has not yet been declared effective and no securities have been sold pursuant to the Registration Statement. Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Date Filed	Submission Type	Accession Number
August 15, 2023	N-14	0000894189-23-005621
If you have any questions regarding the enclosed, please do not hesitate to contact Scott Resnick at 626-914-7372 or scott.resnick@usbank.com.
Sincerely,
/s/ Jeff Smith
Jeff Smith
President, FundX Investment Trust

cc: Steven G. Cravath, Cravath & Associates, LLC

1